UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549

                 SCHEDULE 13D
  Under the Securities Exchange Act of 1934
              (Amendment No. 6)

        KONTRON MOBILE COMPUTING, INC.
------------------------------------------------------
               (Name of Issuer)

        Common Stock, $.001 Par Value
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        (Title of Class of Securities)

                  31659P 10 3
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                  (CUSIP Number)

                Hannes Niederhauser
                    Kontron AG
            Oskar-Von-Miller Strasse 1
                85386 Eching/Munich
                       Germany
                  +49 81 65 77 0
------------------------------------------------------
     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)
                 December 2, 2003
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [ ].

(1)         Names of Reporting Persons
            IRS Identification Nos. of Above Persons (Entities Only)

            Kontron AG (f/k/a Kontron Embedded Computers AG)
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(2)         Check the Appropriate Box if a Member of a Group:
              (a)   [  ]
              (b)   [  ]
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(3)         SEC Use Only

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(4)         Source of Funds

                     WC
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(5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e):                                         [  ]

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(6)         Citizenship or Place of Organization:

                    Germany
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Number of Shares Beneficially Owned by Each
Reporting Person with
(7) Sole Voting Power

                     13,163,242
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(8)        Shared Voting Power

                     0
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(9)        Sole Dispositive Power

                     13,163,242
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(10)      Shared Dispositive Power

                      0
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(11)      Aggregate Amount of Beneficially Owned by Each Reporting Person

               13,163,242
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(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [  ]
------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11):

            65%

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(14)      Type of Reporting Person

             HC
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This Amendment No. 6 (the Amendment) amends the statement on Schedule 13D filed by Kontron AG (formerly known as Kontron Embedded Computers AG) with the Securities and Exchange Commission on August 30, 2000, as amended on September 19, 2000, November 22, 2000, December 11, 2000, January 5, 2001, and January 31, 2003 (the Statement). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

ITEM 1.   SECURITY AND ISSUER.

The title and class of shares to which this statement relates is the Common Stock, par value $0.001 per share (the Common Stock), of Kontron Mobile Computing, Inc., a Minnesota corporation (the Company). The Company's principal executive office is located at 7631 Anagram Drive, Eden Prairie, Minnesota 55344.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Kontron AG (formerly known as Kontron Embedded Computers AG) is a German corporation.

          The executive officers and directors of Kontron AG are as follows:

Name                         Title
----                         -----

Hannes Niederhauser          Chief Executive Officer; Chairman of Managing Board
Johann (Hans) Muhlbauer      Vice Chairman of Managing Board
Thomas Sparrvik              CEO, Kontron America; member of Managing Board
Ulrich Gehrmann               CEO, Europe, Middle East & Africa; a Member of
                              the Managing Board
Helmut Krings                 Chairman of Supervisory Board
Pierre McMaster               Member of Supervisory Board
Jens Neiser                   Member of Supervisory Board


During the past five (5) years, none of the Reporting Persons and none of the executive officers and directors of JRC and L&LR named above have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Except to the extent inconsistent herewith, the information previously reported in
Item 2(a) of the Statement with respect to Kontron AG is incorporated by reference herein.

      (b) Except to the extent inconsistent herewith, the information previously reported in
Item 2(b) of the Statement with respect to Kontron AG is incorporated by reference herein.

      (c) Except to the extent inconsistent herewith, the information previously reported in
Item 2(c) of the Statement with respect to Kontron AG is incorporated by reference herein.

      (d) Except to the extent inconsistent herewith, the information previously reported in
Item 2(d) of the Statement with respect to Kontron AG is incorporated by reference herein.

      (e) Except to the extent inconsistent herewith, the information previously reported in
Item 2(e) of the Statement with respect to Kontron AG is incorporated by reference herein.

      (f) Mr. Niederhauser is an Austrian citizen, Messrs. Gehrmann, Krings, Muhlbauer, Neiser and Wieczorek are German citizens, Mr. Sparrvik is a Swedish citizen, Mr. Brown is an
American citizen and Mr. McMaster is a Canadian citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information previously reported in this Item of the Statement with respect to the source of funds for Kontron AG's and FWRKS's investment in securities of the Company is incorporated by reference herein.

The source of funds for the Merger set forth in Item 5 below is WC.

ITEM 4.   PURPOSE OF TRANSACTION.

Kontron AG today announced through a press release (the Press Release) and an offer to the Company (the Offer) that it has proposed to take the Company private through a merger. Under the proposed merger, all shareholders of the Company (other than Kontron AG and its affiliates) would receive $0.45 in cash for each Share of the Company owned by the stockholders. The aggregate consideration for the outstanding Shares (including Shares outstanding following exercise of in-the-money options) would be approximately $3,266,000. As a result of the merger, the Company would become a wholly owned subsidiary of Kontron AG. The Press Release is filed as an exhibit hereto and is incorporated by reference herein. Also filed as an exhibit hereto and incorporated by reference herein is the letter sent to the Special Committee of the Board of Directors of the Company proposing the merger.

Consummation of the proposed merger will be subject to the (i) approval of the Special Committee of the Board of Directors of the Company, (ii) execution and delivery of a definitive merger agreement and such other documentation (including regulatory filings) as may be required or appropriate and
(iii) receipt of all necessary third party consents, if any. Upon completion of the proposed merger, Kontron AG will seek to cause the shares of the Company to be delisted from trading on the OTC Bulletin Board Market and deregistered under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Kontron AG beneficially owns 13,163,242 shares of the Company's Common Stock, including (i) 7,694,492 shares of Common Stock and (ii) 5,468,750 shares of Common Stock issuable upon conversion of 4,250,000 shares of Series B Convertible Preferred Stock and 500,000 shares of Series C Convertible Preferred Stock, representing approximately 64.5% of the Company's Common Stock on an as-if converted basis. As of January 29, 2003, FWRKS no longer is the beneficial owner of any shares of the Company's capital stock. The percentage of shares of Common Stock reported as owned by the Reporting Person is based upon 14,952,926 shares of Common Stock issued and outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

     (b) The Reporting Person has sole voting and dispositive power as to the shares of Common Stock described in paragraph (a) above.

     (c) No other transactions have been effected by the Reporting Person within 60 days prior to the filing of this Amendment No. 6.

     (d)  Not applicable.

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Other than the Offer, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Press Release issued by Kontron AG on December 2, 2003.

         99.2 Letter to the Special Committee of the Board of Directors of the Company regarding the proposed merger.


                    SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2003
                                                KONTRON AG


By: /s/ Hannes Niederhauser
-----------------------------
Name:  Hannes Niederhauser
Title: Managing Director

By: /s/ Thomas Sparrvik
-----------------------------
Name:  Thomas Sparrvik
Title: Managing Director



Contact:  Charles Newcomb, CFO  (858) 677-0877

KONTRON AG MAKES OFFER TO TAKE KONTRON MOBILE COMPUTING, INC. PRIVATE.


December 2, 2003-Kontron AG , today announced that it has proposed to take Kontron Mobile Computing, Inc. (KMC)(OTC:BB: (KMBC.ob) private through a merger. In the merger, all shareholders of KMC (other than Kontron AG) would receive $0.45 in cash for each share of KMC that they own. The aggregate consideration for the outstanding KMC common shares would be approximately $ 3,266,000. As a result of the merger, KMC would become a wholly owned subsidiary of Kontron AG.


ABOUT THE MERGER

Consummation of the proposed merger would be subject to the (i) approval of the Special Committee of the Board of Directors of KMC (ii) execution and delivery of a definitive merger agreement and such other documentation (including regulatory filings) as may be required or appropriate and
(iii) receipt of all necessary third party consents, if any. Upon completion of the proposed merger, Kontron AG would seek to cause the shares of KMC to be delisted from trading on the OTC.BB Market and deregistered under the Securities Exchange Act of 1934, as amended.

NOTICE FOR KONTRON MOBILE COMPUTING, INC. SECURITY HOLDERS
KMC security holders and other interested parties are urged to read Kontron AG's relevant documents filed with the SEC when they become available because they will contain Important Information. KMC security holders will be able to receive such documents free of charge at the SEC's website, www.sec.gov, and such documents will be delivered without charge to all shareholders of KMC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SAFE HARBOR

This press release contains forward-looking statements. Kontron AG is including this statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.
These forward-looking statements are based on currently available information and represent the beliefs of the management of Kontron AG.




KONTRON LETTERHEAD

Confidential

William P. Perron, Chairman
Special Committee of the Board of Directors
Kontron Mobile Computing, Inc.
7631 Anagram Drive
Eden Prarier, MN  55544
USA

November 14th, 2003

Dear Mr. Perron:

	Kontron AG. (Kontron) is pleased to propose a merger (the Merger) between a wholly owned subsidiary of Kontron to be formed, with Kontron Mobile Computing, Inc. (KMG) Under the Merger all common shareholders of KMC
(other than Kontron and its affiliates) would receive, pursuant to a Tender Offer, $0.45 in cash for each common share of KMC (the Shares) that they own. As a result of the Merger, KMC would become a wholly owned subsidiary of Kontron. It is intended that this transaction will be a going private transaction, subject to Rule 13e-3 of the Securities Exchange Act.

	Consumation of the Merger would be sueject to the (i) approval of the Special Committee of the Board of Directors of KMC by Novvember 30, 2003
(ii) execution and delivery of a definitive merger agreement (ii) the approval of the requisite majority of the shareholders of KMC, or the tender of a number of KMC Shares to Kontron, that when aggregated with the KMC Shares currently owned by Kontron, would represent 90% or more of the then total issued and outstanding KMC Shares (iii) such other documentation (including regulatory filings) as may be required or appropriate and (iii) receipt of all necessary third party consents, if any (collectively, the Conditions). Upon consummation of the Merger, Kontron would cause the Shares to be delisted from trading on the OTC Bulletin Board and deregistered under the Securities Exchange Act of 1934, as amended.

	We reserve the right to rescind or amend this offer at any time prior to the satisfaction of the Conditions.


	We wish to complete this transaction as soon as possible. Accordingly, we appreciate your immediate consideration of this proposal and look forward to your prompt response. We, and our advisers, are available to meet with you and your advisors to discuss the proposed transaction at your convenience.

Very truly yours

Kontron AG


By:  /s/ Hannes Niederhauser
     --------------------------------


By:   /s/ Ulrich Gehrmann
      -------------------------------

Cc:  Barbara Muller, Esq.
     Fredrickson & Byron, P.A.
     1100 International Centre
     900 Second Avenue Ssouth
     Minneapolis, MN  55402